Mail Stop -4561

March 6, 2009

David J. Kaye
Senior Vice President and Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

Re: Boston Private Financial Holdings, Inc.
    Form 10-K for December 31, 2007
    File Number 0-17089

Dear Mr. Kaye:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief

By FAX to: David Roberts
           Fax number: 617-523-1231